UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF

REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO

FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-15264

ALUMINUM CORPORATION OF CHINA LIMITED

(Exact name of registrant as specified in its charter)

No. 62 North Xizhimen Street

Haidian District, Beijing

People’s Republic of China 100082

(86) 10 8229 8322

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Overseas Listed Foreign Shares, par value RMB1.00 per Share (“H Shares”)

American Depositary Shares, Each Representing 25 H Shares

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities)	Rule 12h-6(d) ☐ (for successor registrants)

Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History

A.	Aluminum Corporation of China Limited (the “Company”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in December 2001.

The Company’s American Depositary Shares (the “ADSs”), each representing 25 H Shares, were listed on the New York Stock Exchange (the “NYSE”) on December 11, 2001. On August 22, 2022, the Company voluntarily filed Form 25 with the United States Securities and Exchange Commission (the “SEC”) and the delisting of the Company’s ADSs became effective as of 12:00 am Eastern Time on September 2, 2022. On June 30, 2023, the Company terminated its ADSs program.

B.	The Company has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding rules of the SEC for the 12 months preceding the filing of this Form 15F. The Company has filed at least one annual report under section 13(a) of the Exchange Act.

Item 2.	Recent United States Market Activity

The Company’s securities were last sold in the United States in December 2001 in a registered offering under the Securities Act of 1933, as amended, pursuant to a registration statement on Form F-1 (No. 333-14068), as amended.

Item 3.	Foreign Listing and Primary Trading Market

A.	The foreign exchange on which the Company has maintained a listing of its H Shares is The Stock Exchange of Hong Kong Limited (the “SEHK”) and such exchange constitutes the primary trading market for the Company’s H Shares.

B.	The Company was initially listed on the SEHK in December 2001. The Company has maintained the listing of its H Shares on the SEHK for at least the 12 months preceding the filing of this Form 15F.

C.	The percentage of trading in the Company’s H Shares (including those represented in the form of ADSs) that occurred on the SEHK for the 12-month period from February 1, 2023 to January 31, 2024 (both dates inclusive) was approximately 99.8%.

Item 4.	Comparative Trading Volume Data

A.	The first and last days of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) under the Exchange Act are February 1, 2023 and January 31, 2024.

B.	The average daily trading volume of the Company’s H Shares (including those represented in the form of ADSs) in the United States (both on-exchange and off-exchange) was approximately 47,441 shares for the same 12-month period. The average daily trading volume of the Company’s H Shares (including those represented in the form of ADSs) worldwide was approximately 21,410,879 shares for the same 12-month period.

C.	The average daily trading volume of the Company’s H Shares (including those represented in the form of ADSs) in the United States as a percentage of the average daily trading volume for the H Shares (including those represented in the form of ADSs) on a worldwide basis for the period described in Item 4.A was approximately 0.2%.

D.	The Company’s ADSs were delisted from the NYSE effective as of 12:00 am Eastern Time on September 2, 2022. As of that date, the average daily trading volume of the Company’s H Shares (including those represented in the form of ADSs) in the United States as a percentage of the average daily trading volume for the H Shares (including those represented in the form of ADSs) on a worldwide basis for the preceding 12-month period was approximately 6.4%.

E.	The Company has terminated its ADSs program on June 30, 2023. As of that date, the average daily trading volume of the Company’s H Shares (including those represented in the form of ADSs) in the United States as a percentage of the average daily trading volume for the H Shares (including those represented in the form of ADSs) on a worldwide basis for the preceding 12-month period was approximately 2.7%.

F.	All trading volume information was obtained from Wind Information Co., Ltd., a leading provider of financial information services in China.

Item 5.	Alternative Record Holder Information

Not applicable.

Item 6.	Debt Securities

Not applicable.

Item 7.	Notice Requirement

A.	The Company published a notice, as required by Rule 12h-6(h) under the Exchange Act, disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act on August 12, 2022.

B.	The Company disseminated this notice in the United States through ACN Newswire. In addition, this notice was posted on the Company’s website. The Company submitted a copy of the notice to the SEC under cover of a Form 6-K on August 12, 2022.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on its Internet website at www.chalco.com.cn.

PART III

Item 10.	Exhibits

None.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Aluminum Corporation of China Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Aluminum Corporation of China Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: February 2, 2024

ALUMINUM CORPORATION OF CHINA LIMITED

By:	/s/ Ge Xiaolei
	Name:	Ge Xiaolei
	Title:	Chief Financial Officer and Secretary to the Board